UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Confluent, Inc.
(Name of Issuer)

Class A common stock, $0.00001 par value per share
(Title of Class of Securities)

201717M103
(CUSIP Number)

June 28, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

CUSIP No. 201717M103	Page 2 of 10

1	NAMES OF REPORTING PERSONS
LIGHT STREET CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,327,692

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,327,692

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,327,692

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.77%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 201717M103	Page 3 of 10
1	NAMES OF REPORTING PERSONS
GLEN THOMAS KACHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,327,692

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,327,692

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,327,692

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.77%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 201717M103	Page 4 of 10
1	NAMES OF REPORTING PERSONS
LIGHT STREET MERCURY MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,201,254

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,201,254

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,201,254

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.22%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, PN

CUSIP No. 201717M103	Page 5 of 10

Item 1(a).	Name of Issuer:

Confluent, Inc.  (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

899 W. Evelyn Avenue, Mountain View, CA, 94041

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Light Street Capital Management, LLC (“LSCM”);
ii)	Glen Thomas Kacher (“Mr. Kacher”); and
iii)	Light Street Mercury Master Fund, L.P. (“Mercury”).

This Statement relates to Shares (as defined herein), held for the account of Mercury, an exempted limited partnership in the Cayman Islands, Light Street Tungsten Master Fund, L.P., an exempted limited partnership in the Cayman Islands (“Tungsten”) and Light Street Halo, L.P., a Delaware limited partnership (“Halo”). LSCM serves as investment adviser and general partner to each of Mercury, Tungsten and Halo, and, in such capacities, exercises voting and investment power over the Shares held in the accounts for each of Mercury, Tungsten and Halo. Mr. Kacher is the Chief Investment Officer of LSCM.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 525 University Avenue, Suite 300, Palo Alto, CA 94301.

Item 2(c).	Citizenship:

i)	LSCM is a limited liability company incorporated in Delaware;
ii)	Mr. Kacher is a citizen of the United States of America; and
iii)	Mercury is an exempted limited partnership in the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.00001 par value per share (“Shares”)

CUSIP No. 201717M103	Page 6 of 10
Item 2(e).	CUSIP Number:

201717M103

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of July 7, 2021, each of LSCM and Mr. Kacher may be deemed the beneficial owner of 1,327,692 Shares. This amount consists of: (A) 1,201,254 shares held for the account of Mercury; (B) 105,968 shares held for the account of Tungsten; and (C) 20,470 Shares held for the account of Halo.

Item 4(b).	Percent of Class:

As of July 7, 2021, each of LSCM and Mr. Kacher may be deemed the beneficial owner of approximately 5.77% of Shares outstanding, including approximately 5.22% of Shares outstanding held for the account of Mercury. (These percentages are based on 23,000,000 Shares expected to be outstanding as of the closing of the Issuer’s initial public offering, as reported in the Issuer’s Prospectus on Form 424B4 dated June 23, 2021.)

Item 4(c).	Number of Shares as to which such person has:

LSCM and Mr. Kacher: (i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,327,692
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,327,692

Mercury: (i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,201,254
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,201,254

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

CUSIP No. 201717M103	Page 7 of 10

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 201717M103	Page 8 of 10
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher

By:	/s/ Glen Thomas Kacher
Light Street Mercury Master Fund, L.P.

By:	Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

July 8, 2021

CUSIP No. 201717M103	Page 9 of 10
EXHIBIT INDEX
Ex.	Page No.

A	Joint Filing Agreement	10

CUSIP No. 201717M103	Page 10 of 10
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Confluent, Inc. dated as of July 8, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher

By:	/s/ Glen Thomas Kacher
Light Street Mercury Master Fund, L.P.

By:	Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

July 8, 2021